[Chapman and Cutler LLP Letterhead]

February 7, 2025

VIA EDGAR CORRESPONDENCE

Chris Bellacicco
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust File Nos. 333-207937; 811-23108

Dear Mr. Bellacicco:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on December 17, 2024 (the “Registration Statement”). The Registration Statement relates to the Amplify Bloomberg U.S. Treasury 12% Premium Income ETF (formerly Amplify Bloomberg U.S. Treasury Target High Income ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please confirm that the 12% target in the Fund's name and strategy is reasonable under current and anticipated market conditions and that the Fund will revise its name and strategy should market conditions change such that achieving the 12% target is no longer reasonable.

Response to Comment 1

The Registrant confirms that the 12% target is reasonable based on current and anticipated market conditions. The Registrant further confirms it will periodically assess the reasonableness of the 12% target and the Fund will revise its name and strategy should market conditions change such that achieving the stated 12% target is no longer reasonable.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren